UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	American Beacon Sound Point Enhanced Income Fund

Address of Principal Business Office
(no. & Street, City, State, Zip Code):	220 E. Las Colinas Blvd., Ste. 1200, Irving, Texas 75039

Telephone Number (including area code):	(817) 391-6100

Name and address of agent for service of process:	Gene L. Needles, Jr.
220 East Las Colinas Boulevard
Suite 1200
Irving, Texas 75039

With copies to:	Kathy K. Inger, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in Irving, Texas on the 9th day of February, 2018.

American Beacon Sound Point Enhanced Income Fund

Attest:	/s/ Rosemary K. Behan	By:	/s/ Gene L. Needles, Jr.
	Name: Rosemary K. Behan		Name: Gene L. Needles, Jr.
	Title: Secretary		Title: President